Exhibit 19.1

INSIDER TRADING POLICY

(amended and restated as of January 1, 2025)

1.	Purpose

To prevent the misuse of material, non-public information about Henry Schein, Inc. or any majority-owned entity (e.g., subsidiary, joint venture and/or affiliate) (collectively referred to herein as the “Company”) or about other companies obtained by virtue of your position at the Company.

2.	Scope

Key terms are defined in Section 4.

All TSMs working for or on behalf of the Company globally, officers and members of the Company’s Board of Directors, and their Family Members are covered by this policy (each a “Company Insider”).

Pursuant to a separate policy, the Company prohibits hedging or other derivative transactions and pledging of Company stock by members of the Company’s Board of Directors, executive officers and other executive management.

3.	Policy

A.	What is insider trading?

The term “insider trading” is not expressly defined in the federal securities laws but has been addressed by the courts and the Securities and Exchange Commission and generally is used to refer to the use or possession of material, non-public information while trading in securities or to communicate material, non-public information to others who trade or who might trade.

B.	What does insider trading prohibit?

i.	Trading by an insider, while in possession of material, non-public information;

ii.

Trading by a non-insider, while in possession of material, non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was “misappropriated” as defined by the courts; and

iii.	Communicating material, non-public information to others who trade or who might trade.

These prohibitions also apply to any person who owes an insider an express duty of trust or confidence, or who has a history of sharing confidences, such as a Family Member, who trades on the basis of material, non-public information disclosed by the insider.

C.	How does this apply to you?

As an employee, officer or member of the Board of Directors of the Company, you may have access to financial, business, or other information about the Company, or other companies, that is both material and not available to the public. If you are in possession of material, non-public information about any company, including the Company, the securities laws and the Company prohibit you from trading in (or gifting) the securities of that company, and you may not disclose the information to anyone else, except as specifically authorized in the performance of your job responsibilities.

D.	This policy also applies to actions taken by your Family Members.

This policy also applies to Family Members. You are responsible for assuring that Family Members comply with this policy.

E.	Requirements

i.	Do not trade while in possession of material, non-public information

Do not buy, sell, gift or otherwise trade in Henry Schein, Inc. securities while in possession of material, non-public information (defined in Section 4F) (except for the permitted exceptions listed in Section 3F below).

Similarly, when you possess material, non-public information about any publicly traded company that you acquired through your role at the Company, including but not limited to a customer, supplier or partner of the Company the U.S. securities laws and the Company prohibit you from buying, selling, gifting or otherwise trading in securities in that company.

ii.	Do not communicate material, non-public information to others (including Family Members) in violation of the law

Information in your possession that is material and non-public may not be communicated to anyone, including persons within the Company, unless there is an authorized, legitimate business reason for sharing such information. In addition, reasonable precautions should be taken to secure such information.

iii.	Do not trade in securities of companies (including securities of the Company) while such companies are in material negotiations with the Company

The Company’s business strategy includes the potential acquisition from time to time of companies engaged in similar businesses. As a result, trading in the securities of a company, or the Company, at a time during which the Company is engaged in non-public discussions with another company with respect to an acquisition, merger or other material transaction of which you are aware, is prohibited.

iv.	Designated TSMs are prohibited from trading outside of Quarterly Window Periods

Except for the permitted exceptions listed below, Designated TSMs may not buy, sell, gift or otherwise trade in Henry Schein, Inc. securities outside of the Quarterly Window Periods. However, if during a Quarterly Window Period the Company implements a Special Blackout Period, then those subject to the Special Blackout Period may not buy, sell, gift or otherwise trade in Henry Schein, Inc. securities during the Special Blackout Period.

Of course, transactions during the Quarterly Window Periods remain subject to the prohibition against trading while in possession of material, non-public information. Therefore, you may not trade during a Quarterly Window Period if in possession of material, non-public information (except for the permitted exceptions listed below).

The General Counsel’s office will notify you if you are a Designated TSM or otherwise subject to a Special Blackout Period.

v.	Preclearance for Board of Directors and Executive Officers, as well as certain other Members of Executive Management

Preclearance Officers/Directors must receive pre-clearance from the General Counsel’s office prior to buying, selling, gifting or otherwise trading in Henry Schein, Inc. securities. Preclearance Officers/Directors must also comply with the Company’s stock ownership guidelines.

vi.	Post-Termination Transactions

This policy continues to apply to your transactions in Henry Schein, Inc. securities (and other securities, as applicable) even after you have terminated employment or other services to the Company. Thus, if you are aware of material, non-public information when your employment or service relationship terminates, you may not trade in Henry Schein, Inc. securities (and other securities, as applicable) until that information becomes public or is no longer material.

vii.	Resolving questions or issues concerning insider trading

If there is any unresolved question as to the applicability or interpretation of this policy, including whether information is material and/or non-public, or as to the propriety of any action, it must be discussed with the General Counsel’s office before buying, selling, gifting or otherwise trading in Henry Schein, Inc. securities (and other securities, as applicable) or communicating the information to anyone.

F.	Limited Exceptions to These Restrictions

There are a few situations where transactions in securities are not prohibited even if you have material, non-public information.

i.	Vesting of Restricted Stock/Units; Netting Shares to Cover Tax Withholding

This policy does not apply to the vesting of restricted stock/units or the withholding of stock by the Company to satisfy tax withholding obligations related thereto; provided, the election to withhold stock to satisfy a tax withholding obligation is made when you are not in possession of material, non-public information.

This policy does apply, however, to any market or other sale of stock received when restricted stock/units vest.

ii.	Exercise and Hold of Stock Options; Withholding of Stock to Satisfy Tax Withholding

This policy does not apply to the exercising and holding of Company stock options or withholding stock to satisfy tax withholding obligations related thereto; provided, the election to have the Company withhold stock to satisfy a tax withholding obligation related to the exercise of stock options is made when you are not in possession of material, non-public information.

This policy does apply, however, to all sales of stock as part of a cashless exercise of stock options where a market sale occurs (i.e., you receive cash upon exercise).

iii.	Valid 10b5-1 Plans pre-approved by the General Counsel’s Office

This policy does not apply to trades made in full compliance with a valid 10b5-1 plan that is pre-approved by the General Counsel’s Office. A 10b5-1 plan is a written plan for trading securities (established in good faith at a time when a person was not aware of material, non-public information) that directs a broker to execute pre-planned transactions as set forth in the plan document. The Company permits employees, officers and members of the Company’s Board of Directors to enter into 10b5-1 plans, subject to pre-approval by the General Counsel’s office. Please reach out to the General Counsel’s office for information on 10b5-1 Trading Plans and the specific policies and procedures associated with them.

iv.	401(k) Plan (applies to U.S. participants only)

This policy does not apply to purchases of Henry Schein, Inc. securities in the Company’s 401(k) plans resulting from periodic contribution of money by a participant to the plan pursuant to automatic payroll deduction elections or reinvested dividends if such elections were made in accordance with the plan and while the participant was not in possession of material, non-public information, and in the case of a Designated TSM were made during a time when the Designated TSM is permitted to trade under this Policy.

However, this insider trading policy does apply to all other transactions in Henry Schein, Inc. stock in the 401(k) plan, including but not limited to: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, or to commence or terminate your participation; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. All such transactions/elections must comply with this policy, including, without limitation, be made when the participant is not in possession of material, non-public information.

v.	Supplemental Employee Retirement Plan (applies to U.S. participants only)

This insider trading policy does not apply to contributions by the Company of Company securities in the Company’s Supplemental Employee Retirement Plan (“SERP”) if the participant’s related elections were made in accordance with the SERP and while the participant was not in possession of material, non-public information, and in the case of a Designated TSM were made during a time when the Designated TSM is permitted to trade under this Policy.

However, this insider trading policy does apply to all other transactions in Henry Schein, Inc. stock in the SERP plan, including but not limited to: (a) an election to increase or decrease the percentage of the contributions that will be allocated to the Company stock fund, and (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund. All such transactions/ elections must comply with this policy, including, without limitation, be made when the participant is not in possession of material, non-public information.

vi.	Non-Employee Director Deferred Compensation Plan (applies to non-employee directors only)

This policy does not apply to pre-planned, periodic phantom stock purchases made by members of the Company’s Board of Directors who are non-employee directors pursuant to the Non-Employee Director Deferred Compensation Plan; provided, such elections are made when the participant is not in possession of material, non-public information and such elections are made in accordance with the plan.

vii.	Pre-Approved Gifts of Securities

This policy does not apply to gifts of securities that have been pre-approved by the General Counsel’s office. The factors that will be considered in approving gifts include, but are not limited to, the time frame for any resales of the gifted securities.

4.	Definitions

A.	“Company” is defined in Section 1.

B.	“Company Insider” is defined in Section 2.

C.	“Designated TSM”

Due to the fact that certain employees and members of the Company’s Board of Directors have greater access to material, non-public information than others, quarterly window periods apply to the following people (“Designated TSMs”):

•	all Section 16 Filers;

•	all Vice Presidents;

•	all Non-U.S. Managing Directors;

•	all individuals with access to and/or responsibility for compiling or reviewing material Company financial information or data;

•	all individuals within the Public Relations, Investor Relations, Business Development and Legal Departments; and

•	any other individual or group of individuals designated by the General Counsel, from time to time, either on a temporary or indefinite basis.

The General Counsel’s Office may, from time to time, revise the definition of Designated TSM.

D.	“Family Member” includes relatives who live with you and other individuals who live with you, and any entity over which a person covered under this policy exercises individual or shared control.

E.	“insider trading” is defined in Section 3A.

F.	“Material, non-public information”

•

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy or sell that company’s securities or information that is reasonably likely to have an effect on the price of a company’s securities.

•	Information that may be material includes, but is not limited to:

•	significant merger or acquisition proposals or agreements;

•	proposed issuances of securities (public or private offerings);

•	earnings estimates or other financial forecasts;

•	changes in previously released earnings estimates or forecasts (up or down);

•	substantive developments in material litigation;

•	financial liquidity problems;

•	significant changes in operations;

•	strategic developments;

•	management developments or changes;

•	dividend related decisions; and

•	share repurchase information.

•

Because a determination of materiality for purposes of insider trading liability is made after the fact with perfect hindsight, prudence dictates erring on the side of caution in considering whether information is material.

•	Information is “non-public” if it has not been broadly communicated to the marketplace in a manner making it generally available to the investing public.

•

One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

•	Rumors, even if true and widely reported in the media, do not constitute public disclosure unless publicly confirmed by the company to which it relates.

G.

“Preclearance Officers/Directors” means members of Henry Schein, Inc.’s Board of Directors and executive officers, as well as certain other members of executive management (as determined by the General Counsel’s Office from time to time).

H.

“Quarterly Window Periods” begin 24 hours after Henry Schein, Inc. releases its annual or quarterly earnings and end on the ninth day prior to the close of each fiscal quarter. The General Counsel’s Office will communicate the Quarterly Window Period dates to Designated TSMs.

I.

“Section 16 Filers” means Henry Schein, Inc. executive officers and members of the Company’s Board of Directors who are required to report transactions involving Henry Schein, Inc. securities to the Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934.

J.	“SERP” is defined in Section 3.F.4.

K.

“Special Blackout Periods” The General Counsel’s office will communicate directly with the applicable officers, members of the Company’s Board of Directors and employees if a Special Blackout Period applies to them and the duration of the Special Blackout Period.

L.	“TSM” means Team Schein Member or an employee of the Company.

5.	What are the penalties for Insider Trading?

A.	A TSM who violates this policy is subject to disciplinary action, up to and including termination of employment.

B.

External penalties may be imposed by government agencies for insider trading or communicating material, non-public information and may be severe. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

•	civil injunction;

•	treble damages; and/or

•	criminal felony prosecution with potential jail sentences.

C.

Fines for the person who committed the violation of up to three (3) times the profit gained or loss avoided, whether or not the person actually benefited; and fines for the employer or other controlling person of up to the greater of $1,000,000 or three (3) times the amount of the profit gained or loss avoided.

6.	Questions

If there is any unresolved question as to the applicability or interpretation of this policy, including whether information is material and/or non-public, or as to the propriety of any action, you must discuss it with the General Counsel’s office before trading or communicating the information to anyone.